File No. 70-10177

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
NU Enterprises, Inc.	)	UNDER THE PUBLIC UTILITY HOLDING
Select Energy, Inc.	)	COMPANY ACT OF 1935
on Form U-1	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

For the quarter ended March 31, 2005, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

As of March 31, 2005, NU's aggregate investment in EWGs was approximately $448.2 million, or 54.8% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $817.8 million.

2) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU's common equity, all as of the end of the quarter.

	As of March 31, 2005	
	(Thousands of Dollars)	**%**
NU's aggregate investment in EWGs	$ 448,174	- %
a) Total consolidated capitalization	6,918,030	6.5
b) Net utility plant	5,954,271	7.5
c) Total consolidated assets	12,078,986	3.7
d) Aggregate market value of NU's common equity	2,492,910	18.0

3) Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

NU Consolidated	**As of March 31, 2005**	
	(Thousands of Dollars)	**%**
Common shareholder's equity	$ 2,171,377	31.4 %
Preferred stock	116,200	1.7
Long-term and short-term debt	3,134,301	45.3
Rate reduction bonds	1,496,152	21.6
	$ 6,918,030	100.0 %

The Connecticut Light and Power Company (CL&P)	As of March 31, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 855,874	26.7 %
Preferred stock	116,200	3.6
Long-term and short-term debt	1,273,665	39.8
Rate reduction bonds	958,485	29.9
	$ 3,204,224	100.0 %

Public Service Company of New Hampshire (PSNH)	As of March 31, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 402,275	30.2 %
Long-term and short-term debt	513,493	38.5
Rate reduction bonds	418,055	31.3
	$ 1,333,823	100.0 %

Western Massachusetts Electric Company (WMECO)	As of March 31, 2005	
	(Thousands of Dollars)	%
Common stockholder's equity	$ 167,013	30.8 %
Long-term and short-term debt	256,336	47.2
Rate reduction bonds	119,612	22.0
	$ 542,961	100.0 %

4) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

Retained earnings statement as of March 31, 2005:

	NGC	NU Consolidated
	(Thousands of Dollars)	
Beginning balance as of January 1, 2005	$ 45,782	$ 845,343
Additions:		
Net income	12,097	(117,719)
Deductions		
Cash dividends on common shares	8,000	21,005
Ending balance as of March 31, 2005	$ 49,879	$ 706,619

5) A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter:

Twelve Months Ended March 31, 2005	NGC
	(Thousands of Dollars)
Revenues	$155,132
Net Income	$ 44,261

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

<u>NORTHEAST UTILITIES</u>
(Registered Holding Company)

/s/ John P. Stack
_____

John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
May 26, 2005